Exhibit 99.9
CONSENT OF P. PELLETIER
     I hereby consent to the use of my name in connection with the following documents and reports, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Thompson Creek Metals Company Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:
1.	The Technical Report dated October 30, 2007, entitled “Technical Report on the Mineral Resources and Mineral Reserves of the Thompson Creek Molybdenum Mine, Central Idaho, U.S.A. prepared for Thompson Creek Metals Company Inc.” (the “Thompson Creek Report”); and
2.	The annual information form of the Company dated March 31, 2008, which includes reference to my name in connection with information relating to the Thompson Creek Report, and the properties described therein.
Date: March 31, 2008

/s/ P. Pelletier
Name:	Pierre Pelletier, M.Sc., P.Eng.
Title:	Environmental Consultant and President Rescan Environmental Services Ltd.